

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2008

Via Facsimile (410) 223-3487 and U.S. Mail

Frank S. Jones, Jr., Esq.
Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street
Baltimore, MD 21202

RE: TVI Corporation
   Revised Preliminary Proxy Statement
   Filed May 2, 2008
   File No. 000-10449

Dear Mr. Jones:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Preliminary Proxy Statement
General

1.   Please fill in the blanks in your proxy statement.

Cover page

2.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Questions and Answers on Voting Procedures, page 1

3.   We note that you and Altman may employ various methods to solicit proxies, including mail, telephone, facsimile, e-mail, or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   Please revise your disclosure in the first full paragraph of page 4 to state whether each person named is a participant in the solicitation, instead of stating that each person may be considered a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Please also apply this comment to Appendix A.

Proposal One, page 4

5.   Please disclose whether you have obtained the consent to be named in your proxy statement and to serve if elected from each of your nominees. See Rule 14a-4(d).

Security Ownership of Certain Beneficial Owners, page 13

6.   We note your disclosure that the beneficial ownership disclosed "includes securities owned by or for the spouse, children or certain other relatives of such person…" and your inclusion in footnote 2, with respect to Mr. Hammond, of shares held by his daughters. Note that beneficial ownership is defined in Rule 13d-3 and is based on the direct or indirect possession of sole or shares voting and/or dispositive authority, not on familial relationships. Please revise this section accordingly.

Proposal Four, page 30

7.   Please provide us with your legal analysis supporting the disclosure (in the penultimate paragraph of this section) regarding the effect of shareholders approving this proposal in light of your having opted into the MUTA provisions of Maryland law. To the extent any of the Other Bender Proposals would also be deemed a "non-binding recommendation" under Maryland law, please disclose that fact and a brief explanation supporting it.

Other Business, page 31

8.   We note that you intend to use discretionary authority to vote against the Other Bender Proposals. Please provide us with your detailed legal analysis, supported by the relevant facts, to support your conclusion that Rule 14a-4(c) provides you with the necessary authority in this respect.

9.   With respect to each of the Other Bender Proposals, please disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company.

Appendix A

10.   With respect to your disclosure in this section under the heading "Miscellaneous Information Concerning Participants," please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions